State of Delaware
Secretary of State
Division of Corporations
Delivered 11:00 AM 03/26/2018
FILED 11:00 AM 03/26/2018
SR 20182217962 - File Number 6817121

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is MONETRAN, LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 501 PERSHING CT (street), in the City of HOCKESSIN, Zip Code 19707. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is DON BIELAK.

By: Don Bielak
Authorized Person

Name: DON BIELAK
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